UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May, 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Atlas Copco Selects Sierra Wireless’ Device-to-Cloud IoT Solution to Transform Industrial Compressor Business

FX30 Programmable IoT Gateway with Legato® open source Linux software and AirVantage® IoT platform enable Atlas Copco to rapidly develop and deploy Industrial IoT applications globally

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 1, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Atlas Copco, a world-leading provider of sustainable productivity solutions, has selected Sierra Wireless’ device-to-cloud IoT solution to transform its industrial compressor business.

Atlas Copco is expanding its customer service capabilities by deploying IoT applications at the network edge. The machine data collected allows Atlas Copco to provide preventive maintenance, which gives local service teams the ability to deliver the right spare part at the right time for faster fault resolution, saving costs associated with breakdowns and production loss. It also empowers its customers to manage energy usage efficiently and further increases product reliability.

Atlas Copco chose Sierra Wireless’ device-to-cloud solution, comprised of FX30 programmable IoT gateways and the Legato® open source Linux platform tightly integrated with AirVantage®, to quickly develop, deploy and scale its SmartBox solution as a worldwide IoT service focused on customer success.

“The Internet of Things is transforming businesses across all industries worldwide, and Atlas Copco is a leading innovator,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions for Sierra Wireless. “With Sierra Wireless’ device-to-cloud solution, Atlas Copco was able to increase its industrial machine intelligence, productivity and efficiency by deploying custom applications at the edge, leveraging data to develop new business models.”

Sierra Wireless’ device-to-cloud solution provides data collection and delivery, device management, embedded application lifecycle management and best-in-class interoperability, allowing Atlas Copco to securely and reliably push business data from their connected assets to their enterprise systems. Edge processing applications were developed in a secure sandbox using the Legato open source Linux platform.

The FX30 programmable IoT gateway is the industry’s smallest, most flexible and rugged programmable cellular gateway. Customers can accelerate time to market by up to three years using the FX30, compared to building their own “point” solution with a basic cloud management platform and embedded software stack developed in-house. It provides a pre-certified, integrated embedded platform to connect any machine to any IoT application or cloud, with Legato open source Linux-based programmability and 2G, 3G and LTE connectivity to manage any type of machine. It supports Sierra Wireless’ multi-operator Smart SIM, which delivers best-in-class coverage and superior data service quality. Future releases will also support the GSMA eUICC specification for remote provisioning, allowing subscriptions to be remotely updated over-the-air. Entire fleets of FX30s can be monitored, managed and controlled remotely through AirVantage.

Offering unparalleled flexibility for many different applications, the FX30 programmable IoT gateway is available in both Ethernet and Serial variants, and it supports an IoT Connector to enable hardware extensions to interface with an unlimited range of sensors and wired and wireless networks. It offers best-in-class low power consumption, consuming less than 1W in idle mode and 2mW in ultra-low power mode, making it ideal for solar and battery-powered applications. Security features include support for the Lightweight M2M protocol and pre-shared key encryption. For more information, visit www.sierrawireless.com/fx30.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Atlas Copco

Atlas Copco is a world-leading provider of sustainable productivity solutions. The Group serves customers with innovative compressors, vacuum solutions and air treatment systems, construction and mining equipment, power tools and assembly systems. Atlas Copco develops products and services focused on productivity, energy efficiency, safety and ergonomics. The company was founded in 1873, is based in Stockholm, Sweden, and has a global reach spanning more than 180 countries. In 2016, Atlas Copco had revenues of BSEK 101 (BEUR 11) and about 45 000 employees.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “Legato” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 1, 2018